TradeOn, Inc.
Jiangsu Wujing Lijia Industrial Park
Lijia Town, Wujin District
Changzhou, Jiangsu Province 213176
People’s Republic of China

August 11, 2010

By EDGAR Transmission
Lisa Sellars
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TradeOn, Inc.
Item 4.01 Form 8-K
Filed July 27, 2010
File No. 0-53547

Dear Ms. Sellars:

On behalf of TradeOn, Inc. (“TradeOn” or the “Company”) and in response to your letter dated July 28, 2010, we hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

TradeOn Group Inc.

By:/s/ Jianliang Shi
      Jianliang Shi
      Chief Executive Officer